UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mistras Group, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
60649T 107
(CUSIP Number)
December 31 , 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60649T 107

1	NAMES OF REPORTING PERSONS Sotirios J. Vahaviolos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		11,879,263 (includes 30,000 restricted stock units and options to purchase 487,500 shares exercisable within 60 days of December 31, 2010).

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,879,263 (includes 30,000 restricted stock units and options to purchase 487,500 shares exercisable within 60 days of December 31, 2010).

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,879,263 (includes 30,000 restricted stock units and options to purchase 487,500 shares exercisable within 60 days of December 31, 2010).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

43.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* This percentage calculation is based on 27,182,355 outstanding shares as of December 31, 2010, consisting of 26,664,855 shares issued and outstanding, 30,000 restricted stock units held by the reporting person, and 487,500 shares which may be acquired by the reporting person pursuant to options which are exercisable within 60 days.

CUSIP No.	60649T 107

Item 1(a).	Name of Issuer:

Mistras Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

195 Clarksville Road, Princeton Junction, New Jersey 08550

Item 2(a).	Name of Person Filing:

Sotirios J. Vahaviolos

Item 2(b).	Address of Principal Business Office or, if None, Residence:

195 Clarksville Road, Princeton Junction, New Jersey 08550

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

60649T 107

Item 3.	If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

CUSIP No.	60649T 107
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

11,879,263 (includes 30,000 restricted stock units and options to purchase 487,500 shares exercisable within 60 days of December 31, 2010)

(b)	Percent of class:

43.7% (See footnote on Page 2)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

11,879,263 (includes 30,000 restricted stock units and options to purchase 487,500 shares exercisable within 60 days of December 31, 2010)

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

11,879,263 (includes 30,000 restricted stock units and options to purchase 487,500 shares exercisable within 60 days of December 31, 2010)

(iv)	Shared power to dispose or to direct the disposition of

0

CUSIP No.	60649T 107

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 7, 2011

/s/ Sotirios J. Vahaviolos